SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 ---------------------------- TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 3, 2023

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SUBMISSION VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

Matthew Derby

Melissa Kindelan

Mariam Mansaray

Re:	NCR Atleos, LLC (f/k/a NCR ATMCo, LLC)

Registration Statement on Form 10-12B

Amendment No. 1 Filed July 21, 2023

File No. 001-41728

Ladies and Gentlemen:

On behalf of NCR Atleos, LLC (f/k/a NCR ATMCo, LLC) (the “Company”), a wholly owned subsidiary of NCR Corporation (“NCR”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Amendment No. 1 to the Company’s Registration Statement on Form 10 (the “Registration Statement”) set forth in your comment letter dated July 31, 2023 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter. The Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), including an information statement filed therewith (“Information Statement”) concurrently herewith.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 3, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (unless otherwise stated) in our responses correspond to the page numbers and captions in the Information Statement included in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form 10-12B

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements, page 87

1.

We note your revised disclosures to pro forma adjustment (n) in response to prior comment 1 where you state that the spin-off does not result in any of the awards becoming vested nor does it result in a cumulative catch-up adjustment. Please explain further to us the vesting terms of these awards. In this regard, disclosure on page F-64 seems to indicate that the spin-off will result in accelerated vesting for certain of the market-based restricted stock units with a minimum vesting period of one year from the grant date. As it appears the historical compensation expense assumes vesting over a 36-month period, tell us how the remaining unrecognized compensation expense will be recognized upon consummation of the spin-off. For example, as the vesting for the December 2022 grant will now end in December 2023 (rather than December 2025), explain why there is no cumulative catch-up adjustment upon completion of the spin-off. Revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment regarding pro forma adjustment (n). The awards are market-based restricted stock units granted in December 2022 and February 2023, with a 36-month service-based vesting period. The awards are split into two components, a share value award and a transaction award, each representing 50% of the total grant. The awards vest over a 36-month period, with a market condition based on the Company’s compound annual growth rate (“CAGR”) as of the end of the 36-month performance period. The transaction awards include a provision that shortens the vesting period in such that it would conclude at the later of (i) the spin-off date or (ii) 12 months (from grant date) in the event a spinoff occurred. Additionally, the transaction awards include a change in the market condition on which the performance is measured if it is determined probable that a qualifying transaction (which includes the contemplated spin-off transaction) is to occur. The market condition for the transaction awards, with the shortened vesting period, is based on the 20-trading day volume-weighted average stock price immediately preceding the close of the transaction.

The Company further respectfully acknowledges the Staff’s comment regarding no cumulative catch-up adjustment being recorded in the pro forma Transaction Accounting Adjustment related to the awards that contain a provision to shorten the service completion date (as defined by ASC 718) upon the satisfaction of a performance condition (i.e., a spin-off). We respectfully advise the Staff on behalf of the Company that the Company followed the treatment prescribed in ASC 718-10-55-78. The guidance in ASC 718-10-55-78 states that the accounting treatment of a change to the initial estimate of the requisite service period is dependent on whether the change would affect the grant-date fair value of the award (including the quantity of instruments) that is to be recognized as compensation. The guidance further states that if there is a change in the grant-date fair value, the cumulative effect on current and prior periods of those changes in estimates shall be recognized in the period of the change. For the awards with the shortened vesting period, the Company assessed whether a different grant date fair value would apply and determined the grant date fair value would not be materially different as a result of achieving the spin-off vesting scenario. Further, the number of awards that were probable of vesting by virtue of the service condition did not change. Therefore, the Company determined that no cumulative effect adjustment is recognized.

As a result, the Company considered the additional guidance in ASC 718-10-55-78 which states if compensation cost is already being attributed over an initially estimated requisite service period and that initially estimated period changes solely because a new market, performance, or service condition becomes the basis for the requisite service period, any unrecognized compensation cost at the date of change shall be recognized prospectively over the revised requisite service period, if any (that is, no cumulative-effect adjustment is recognized). In accordance with ASC 718-10-55-78, the Company will recognize the remaining compensation cost prospectively utilizing the shortened requisite service period upon the performance condition (i.e., spin-off) becoming probable.

In response to the Staff’s comment, the Company has revised adjustment (n) on page 92 of the Information Statement to clarify the disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Other performance metrics, page 119

2.

We note your revised disclosures in response to prior comment 6. In an effort to add further context to the trend in Total Units Owned/Managed/Serviced, please revise to quantify the impact of the Cardtronics acquisition on this metric.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, additional disclosure has been included on page 120 of the Information Statement.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 3, 2023

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-11

3.

You state in your response to prior comment 10 that you use Bitcoin as an internal cash management tool to convert funds from U.S. dollars into Brazilian reals. Please tell us, and revise to clarify, how you account for the Bitcoin used for internal cash management purposes.

Response: As noted in our prior response to comment 10, the Company processes transactions for LibertyPay between its U.S. subsidiary and its Brazil subsidiary and maintains a balance of local currency in Brazil to facilitate these transactions. Bitcoin is only used to internally convert funds for transactions specific to Brazil for the LibertyPay Platform. The Company uses Bitcoin to convert funds from U.S. dollars it receives in the transaction from the consumer into Bitcoin and then internally transfers the Bitcoin to its Brazil subsidiary and the subsidiary then sells the Bitcoin locally for Reals and pays the receiver of the fund transfer in Reals. Any gain or loss on the transaction is recognized in cost of revenue. To the extent that the Company possesses Bitcoin at the end of the period it is treated in accordance with ASC 350 as an indefinite lived intangible asset on the balance sheet.

For all of the Bitcoin that the Company owns, for both LibertyX and LibertyPay, it is recorded in accordance with ASC 350 as an indefinite lived intangible asset on the Company’s balance sheet at the end of each reporting period.

In response to the Staff’s comment, additional disclosure has been included on page F-18 of the Information Statement.

***

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

August 3, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2839 or neil.stronski@skadden.com.

Very truly yours,

/s/ Neil P. Stronski

Neil P. Stronski

cc:	James Bedore

Executive Vice President, General Counsel and Secretary

NCR Corporation